

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 12, 2008

Mr. Jamie C. Sokalsky
Executive Vice President and Chief Financial Officer
Barrick Gold Corporation
Brookfield Place, TD Canada Trust Tower, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Canada M5J 2S1

> **Re:** **Barrick Gold Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 001-09059**

Dear Mr. Sokalsky:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief